

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2016

<u>Via E-mail</u>
James Stephens
Co-Chief Executive Officer and Chief Science Officer
Blue Marble Energy Corporation
5840 Expressway
Missoula, Montana 59808

      Re: Blue Marble Energy Corporation
              Draft Offering Statement on Form 1-A
              Submitted November 8, 2016
              CIK No. 0001462326

Dear Mr. Stephens:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please reconcile the references in the offering circular to brokers or placement agents, both the cover page and plan of distribution, with Part I Notification Items 4 and 5, which do not reflect any brokers or placement agents or fees associated with these selling efforts. Also, please revise the cover page to clearly reflect the broker or placement agent compensation. See Instruction 5 to Item 1(e) of Form 1-A.

Financial Statements

Note 8 – Stockholders' Equity, page F-19

2. We note you describe your preferred stock as being contingently redeemable. Please tell us why you have classified your preferred stock in permanent rather than temporary equity or revise your presentation to comply with ASC 480-10-S99-3A.

You may contact Blaise Rhodes at (202) 551-3774 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202)-551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining